
June 28, 2013

<u>Via E-Mail</u>
Mr. Don L. Merrill
Chief Executive Officer
Tootie Pie Company, Inc.
129 Industrial Drive
Boerne, TX 78006

      **Re:    Tootie Pie Company, Inc.**
              **Form 8-K**
              **Filed October 15, 2012**
              **File No. 333-135702**

Dear Mr. Merrill:

We issued comments on the above captioned filing on October 19, 2012. On February 6, 2013, March 18, 2013, and April 3, 2013, we issued follow-up letters informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws. In addition, we have made several attempts to contact you regarding the Form 8-K/A that you filed on February 13, 2013, and your response letter dated April 17, 2013, neither of which adequately addressed the outstanding comments.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

              Sincerely,

              /s/ Karl Hiller

              Karl Hiller
              Branch Chief